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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20429

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No: : 000-28394

MOUNTAIN BANK HOLDING COMPANY

(Exact name of registrant as specified in its charter)

501 Roosevelt Avenue, Enumclaw, Washington 98022

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, No Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	❑	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	❑	Rule 12h-3(b)(1)(ii)	❑

Rule 12g-4(a)(2)(i)	❑	Rule 12h-3(b)(2)(i)	❑

Rule 12g-4(a)(2)(ii)	❑	Rule 12h-3(b)(2)(ii)	❑

		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:         0

Pursuant to the requirements of the Securities Exchange Act of 1934 Mountain Bank Holding Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COLUMBIA BANKING SYSTEM, INC.

Date	July 23, 2007	By:	/s/ Gary R. Schminkey
Gary R. Schminkey, Executive Vice President and CFO